MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, Washington 98052

November 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Fay

Re:	MicroVision, Inc. — Request for Acceleration of Effectiveness of

Registration Statement on Form S-3 (File No. 333-228113)

Dear Michael Fay:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MicroVision, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-228113) (the “Registration Statement”) be declared effective at 4:00 P.M. (New York time) on Tuesday, November 13, 2018, or as soon as possible thereafter.

Please contact Amanda Whitney of Ropes & Gray LLP at (415) 315-1264 (amanda.whitney@ropesgray.com), Thomas Fraser of Ropes & Gray LLP at (617) 951-7063 (thomas.fraser@ropesgray.com) or Joel Freedman of Ropes & Gray LLP at (617) 951-7309 (joel.freedman@ropesgray.com) when the Registration Statement is declared effective or if you have any questions. Thank you for your assistance.

Very truly yours,

MICROVISION, INC.

By:	/s/ David J. Westgor
Name: David J. Westgor
Title: Vice President, General Counsel & Secretary